EXHIBIT 99.1

Ramat Gan, Israel - June 10, 2018 - Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s report of April 10, 2018, the Company hereby provides notification that during the past few days it has received few offers to acquire its holdings in B Communications Ltd. (“BCom”), in whole or in part, including by way of integrating a strategic partner for its holdings in BCom, while leaving part of the holdings in BCom in the Company’s possession.

In view of the current market conditions, as well as the Company’s assessment that the offers received seems to have a reasonable feasibility, the Company’s management, together with the Company’s Board of Directors, is currently examining the possibility of advancing any of the offers over the next two weeks and the feasibility of implementing a transaction.

In addition, and concurrently, the Company continues to examine the promotion of the capital issuance procedures, as previously reported by the Company, in the near term.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.